

October 20, 2011

Via Email

Anthony Zingale
Chief Executive Officer
Jive Software, Inc.
325 Lytton Avenue, Suite 200
Palo Alto, California 94301

> **Re:** **Jive Software, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 5, 2011**
> **File No. 333-176483**

Dear Mr. Zingale:

We have reviewed your letter dated October 5, 2011, and the above-referenced filing, and have the following comments. Where prior comments are referenced, they refer to our letter dated September 20, 2011.

Prospectus Summary

Overview, page 1

1. We reissue prior comment 3 in part; you do not appear to have provided the reports from MarketTools, Inc. and Forrester Research referenced in your prospectus, and have not clearly marked each source provided to highlight the applicable portion or section containing the statistic, and included a cross-reference to the appropriate location in your prospectus. In addition, please file a consent from MarketTools, Inc. or tell us why a consent is not required to be filed.

2. We reissue prior comment 4 in part; please revise the first sentence of the first paragraph to indicate that the statement is your belief. Please make a similar revision on page 69.

3. Please revise pages 2 and 69 to include disclosure consistent with your response to prior comment 6.

4. We note that you have revised the paragraphs beginning with "Our subscription license…" on pages 2 and 70. You state that financial visibility is provided "through renewable revenues and cash flows created by contract terms typically ranging from 12 to 36 months." In the last paragraph of your response to prior comment 5 you state that "the majority of [your] contracts are for one year license terms with no contractual

commitment beyond the current term" and that "most of the amount of contracted revenue is already reflected as deferred revenue." Please clarify the quantitative significance, in amount of revenue and number of contracts, of multi-year contracts. Your response strongly suggests that multi-year contracts do not occur often, however, in your response to prior comment 11 you indicate that billings with contact terms exceeding 12 months represented 10% of billings. Please reconcile these statements and revise your disclosure throughout the registration statement to ensure that characterizing your contracts as "typically ranging from 12 to 36 months" is not inappropriate. In this regard, the use of the word typically, does not appear to communicate that most contracts are for a period of 12 months.

Industry, page 2

5.   We note your response to prior comment 7. The materials provided do not appear to support your statements on page 2; please revise to disclose that each statement is your opinion. Make similar to revisions to the corresponding disclosure on page 70.

Our Solution, page 3

6.   We note your response to prior comment 8. Please further revise the penultimate bullet point on page 3 to briefly explain OpenSocial specifications.

Risk Factors

"Changes in laws and/or regulations related to the Internet or related to privacy…," page 16

7.   We reissue prior comment 17; please revise to include a more detailed discussion of adopted or proposed laws or regulations that pose a specific risk to your company.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting our Performance, page 42

8.   We note your response to prior comment 25. Please revise to disclose the renewal rate for the six months ended June 31, 2010.

9.   Please revise your discussion of renewal rates to include disclosure consistent with your response to prior comment 26.

10.   We reissue prior comment 27 in part; please revise your discussion of renewal rates to more fully explain the relationship between upsells and renewal rates. In addition, please revise the last sentence of the paragraph to disclose the period during which, including upsells, your average renewal rate was over 110% for annual subscription values over $50,000.

11.   We note your response to prior comment 28. Given the apparent materiality of upsells, it is unclear why quantitative disclosure of upsells on prior versions of your software during earlier periods is not material to investors. In that regard, we note that your platform was initially launched in 2007, and that you have disclosed the impact of upsells on your renewal rate. Please revise.

12.   Please tell us what consideration you have given to also including a metric that measures renewal rates by the number or percentage of existing customers who renew their contracts after their existing subscription term expires.

13.   We note that renewal rates are measured based on transactions with annual subscription values over $50,000 and that this population of "renewals represent over 75% of [y]our renewal billings on a dollar basis." Revise to clarify the periods for which this statistic applies. Similarly, revise the last sentence in this paragraph in the same manner for upsell.

14.   In order to place these amounts in the context of your business as a whole, please disclose the number of customers with annual subscription values over $50,000 and what proportion of your total subscription revenue is based on these renewals. Provide this information for all periods presented.

Results of Operations, page 46

15.   We note your response to prior comment 29. Please revise to provide a more detailed discussion of the impact of upsells on your revenues, if material.

Common Stock Valuations, page 65

16.   We are considering all of your responses and disclosures within this section and when you inform us of your estimated price range, we will need sufficient time to review the implications of the IPO price range on these disclosures. This review may cause us to issue additional comments.

Business

Case Studies, page 73

17.   We note your response to prior comment 34. Please obtain the consent from each client included in this section or tell us why you believe it is appropriate to include this disclosure in your prospectus.

Non-Employee Director Compensation, page 88

18.   We note your response to prior comment 36. Please revise to disclose how you determined the number of options awarded to Messrs. Lanfri and Robel.

19.   We note your response to prior comment 37. Please revise to provide a more detailed discussion of the consulting services provided by Mr. Lochhead. In addition, specify how many options were awarded as compensation for service on the board of directors and how many were awarded in connection with his consulting services. Finally, disclose how you determined the number of options awarded to Mr. Lochhead.

Executive Compensation

Compensation Discussion and Analysis

2010 Bonus Determinations, page 95

20.   We note your response to prior comment 39. For each named executive officer other than Messrs. Zingale and McCracken, please provide a more detailed discussion of the named executive officer's performance against the individual performance element of the cash bonus program. In addition, disclose their individual performance level and how each of the factors Mr. Zingale considered affected such determination.

21.   We note your response to prior comment 41. Please provide a more detailed discussion of Mr. McCracken's performance against his performance objectives.

Principal and Selling Shareholders, page 114

22.   Footnotes 3 and 4 state that Messrs. Goetz and Schlein may be deemed to share voting power and investment control over the shares held by entities affiliated with Sequoia Capital and Kleiner Perkins Caufield & Byers, respectively. Please revise to disclose the other persons who share voting and investment power over the shares beneficially owned by Sequoia Capital and Kleiner Perkins Caufield & Byers. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

23.   With regard to your response to prior comment 48, please expand your revenue recognition disclosure policy to address the separation of revenue for purposes of presentation as described in your response. In addition, consider disclosing the amount of professional services that are fixed fee and non-fixed fee.

24.   We note your response to prior comment 48 regarding your revenue recognition policy arrangements that include professional services billed on a time and material basis. Please explain in detail why you believe that recognizing revenue for license and PCS at the start of the contract is appropriate while the service fee is not fixed or determinable. That is, since you appear to be accounting for these arrangements as a combined element and you have not satisfied one of the revenue recognition criteria, explain why it is appropriate to begin to recognize revenue.

Recent Sales of Unregistered Securities

Other Common Stock Issuances, page II-2

25.   We note your revisions in response to prior comment 52. With respect to the investors who were sophisticated, please clarify the access to information afforded to them.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        Jeffrey D. Saper
        Wilson Sonsini Goodrich & Rosati, P.C.